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Lanny Smith

CEO and Founder of Active Faith Sports

Houston, Texas Area

 Pending 

Active Faith Sports

 University of Houston

 See contact info

 168 connections

Experience

Founder, CEO

Active Faith Sports

Jan 2011 – Present · 8 yrs 2 mos
Houston, Texas Area

Creating the Active Faith Sports brand from the ground up. Overseeing development of the idea/concept into the global brand that exists today with customers in 24 countries. Material sourcing, communication between company and overseas manufacturers, importing goods, product design and testing, marketing of brand and products, customer service, creation of promo and marketing material, website design and construction, manager of all social media platforms, growth and strategy planning and implementation, event coordinator.

 **Point Guard**

NBA Development League

2008 – 2010 · 2 yrs

 **Point Guard**

Sacramento Kings

Oct 2009 – Nov 2009 · 2 mos

Education

University of Houston

B.S., Kinesiology

2003 – 2007

Activities and Societies: Starting PG on Men's Basketball Team, Fellowship of Christian Athletes

Skills & Endorsements

Sports · 3

 Endorsed by Andre AJ Jones, who is highly skilled at this

Athletics · 2

 Q Search   

Sports Marketing · 2

Andre AJ Jones and 1 connection have given endorsements for this skill

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